Exhibit 99.1

May 2, 2008

To the securities regulatory authorities
of each of the Provinces and Territories of Canada

Dear Sirs/Mesdames:

RE:         Abridgement of time periods prescribed by National Instrument 54-101

As required under Section 2.20 of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the undersigned certifies, for and on behalf of DRAXIS Health Inc (“DRAXIS”), in relation to the annual and special meeting of shareholders of DRAXIS to be held on May 23, 2008 (the “Meeting”), that:

1.                                      DRAXIS has arranged to have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners of common shares in the capital of the DRAXIS at least 21 days before the date fixed for the Meeting;

2.                                      DRAXIS has arranged to have carried out all the requirements of NI 54-101 in addition to those described in paragraph 1 herein; and

3.                                      DRAXIS is thus relying on Section 2.20 of NI 54-101 to abridge the time periods prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of NI 54-101.

DRAXIS HEALTH INC.

(signed) Alida Gualtieri

Alida Gualtieri

General Counsel and Secretary